Exhibit 12.1

Questar Gas Company
Ratio of Earnings to Fixed Charges

	3 Months Ended March 31,		Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(unaudited)
Earnings	(dollars in millions)
Income before income taxes	$56.2	$53.8	$73.6	$69.1	$66.0	$64.2	$59.7
Add (deduct):
Fixed charges	7.0	6.8	26.6	27.7	30.1	27.3	25.7
Capitalized interest	—	—	(0.1)	(0.2)	(0.3)	(0.8)	(0.7)
Total Earnings	$63.2	$60.6	$100.1	$96.6	$95.8	$90.7	$84.7

Fixed Charges
Interest expense	$6.8	$6.6	$25.9	$26.2	$28.5	$25.2	$23.8
Capitalized interest	—	—	0.1	0.2	0.3	0.8	0.7
Estimate of interest within rental expense	0.2	0.2	0.6	1.3	1.3	1.3	1.2
Total Fixed Charges	7.0	6.8	26.6	27.7	30.1	27.3	25.7

Ratio of Earnings to Fixed Charges	9.0	8.9	3.8	3.5	3.2	3.3	3.3

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs and losses from reacquired debt, and the interest portion of rental expense estimated at 50%.